1000 Jackson Street 419.241.9000 Toledo, Ohio 43604-5573 419.241.6894 fax ________________________________________ www.slk-law.com

Martin D. Werner

(419) 321-1395

mwerner@slk-law.com

February 3, 2014

Mr. Michael Clampitt

Senior Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-4561

Re:	MBT Financial Corp Registration Statement on Form S-1 File No. 333-191901

Dear Mr. Clampitt:

On behalf of MBT Financial Corp, a Michigan corporation (“MBT”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated November 12, 2013 with respect to the above-referenced registration statement on Form S-1, filed by MBT on October 25, 2013 (the “Registration Statement”). In connection with this response, MBT is also filing with the Commission Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects the responses set forth below, as appropriate.

On December 23, 2013 the Company the executed securities purchase agreements for the private placement of 3,294,118 shares of its common stock. On the same day it closed on the sale of 1,647,059 shares of its common stock to Patriot Financial Partners, II, L.P. and Patriot Financial Partners Parallel II, L.P. (collectively “Patriot Financial Partners”) and closed on the sale of 1,000,000 shares to Castle Creek Capital Partners, IV, LP (“Castle Creek Capital Partners”). The sale of the remaining 647,059 shares to Castle Creek Capital Partners is pending review by bank regulatory authorities which is expected to occur in the next several weeks. The Company is amending its pending registration statement to provide for a $6.0 million rights offering of common stock to its shareholders at the same per share price of $4.25 per share that it sold shares in its recent private placement. Castle Creek Capital Partners and Patriot Financial Partners have agreed to act as standby purchasers in the rights offering.

Mr. Michael Clampitt

February 3, 2014

The Company intends to commence this rights offering as soon as practicable following clearance by the Staff to request acceleration of the effectiveness of this registration statement and immediately following the close by Castle Creek Capital Partners of the purchase of the remaining 647,059 shares under its securities purchase agreement with the Company.

To facilitate the Staff’s review, this letter includes each of the Staff’s comments in bold followed by a response to the Staff’s comments. Capitalized terms used in the following responses without definition have the meanings specified in Amendment No. 1.

General

1.	Revise to recast the document in a readable type size that is in roman type at least as large and as legible as 10-point modern type throughout. The type size of your document appears too small.

In accordance with Rule 420 we have revised the document throughout to conform to roman type with a font size of not less than 10-point except with respect to certain financial statement or tabular data which is not less than 8-point font size.

2.	In the next amendment fill-in all non-430A information.

We have included all non-430A information in this amendment.

Cover Page

3.	Disclose the offering amount as a percentage of total outstanding shares.

We have included on the cover page the offering as a percentage of outstanding shares at maximum offering amount.

4.	Expand here, and elsewhere as appropriate, to clarify the commitment of the standby purchasers if the offering is increased to $20 million; for example, whether they are still committed to purchase all of the offering.

We have revised the prospectus to reflect that change in the structure of the offering, the reduction in the maximum offering amount to $6.0 million as discussed above and to reflect that the standby purchasers are committed to purchase substantially all shares offering in the rights offering that remain unsold at the completion of the rights offering.

5.	Expand here, and elsewhere as appropriate, to clarify whether the standby purchasers are purchasing as part of the offering.

We have revised the prospectus to reflect that change in the structure of the offering as discussed above. Because the standby purchasers agreed to purchase their shares in the rights offering in connection with their negotiation and execution of their securities purchase agreements with the Company, all of the shares sold to the standby purchasers including those sold to them pursuant to the securities purchase agreements, in connection with the exercise of their rights in the rights offering and pursuant to their commitments under their standby agreements with the Company will be treated as sold without registration under the Securities Act of 1933 and will be restricted securities.

Mr. Michael Clampitt

February 3, 2014

6.	Disclose that subscribers may not revoke their subscription.

We have added language to the cover page indicating that subscribers may not revoke their subscriptions.

7.	Disclose that you are conducting the offering to comply with a consent order requiring you to raise $26 million in capital to comply with minimum capital ratios.

We have added disclosure language to the cover page indicating that the purpose of the offering is to raise capital for the Company’s subsidiary bank to comply with minimum bank regulatory capital ratios and the amount, as of September 30, 2013, that was necessary to comply with those directives.

8.	Expand the offering summary table to include a column for the $20 million amount.

We have revised the prospectus to reflect the change in the amount and structure of the offering as discussed above.

Forward Looking Statements – page 1

9.	Please move this section to after the risk factors.

We have moved the forward looking disclosure statement to appear immediately following the risk factors section of the prospectus.

Questions and Answers

Why are we conducting the rights offering?. Page 5

10.	Expand to clarify that this offering will not raise the $26 million needed to comply with minimum capital ratios and clarify your plans for raising the remainder.

We have modified the language of the prospectus to clarify that on a pro-forma basis as of September 30, 2013, if the offering is successful at the maximum offering amount, the Company would be able to provide the necessary capital to its subsidiary bank to bring it into compliance with its minimum regulatory capital ratios.

Mr. Michael Clampitt

February 3, 2014

What are the material U.S. tax consequences …, page 7

11.	Form S-1 and Item 601(b)(8) of Regulation S-K require you to obtain and file a tax opinion as to the material federal income tax consequences of the distribution and exercise of the subscription rights. Accordingly, please state that you have an opinion of counsel as to the material federal income tax consequences; summarize the opinion briefly here and in the Summary section; revise the main section on age 105; and file the opinion. Alternately, advise the staff why no tax opinion is required.

We have issued our opinion of our counsel regarding the material federal income tax consequences of the distribution and exercise of the subscription rights. We have provided a brief summary of that opinion in the Q&A section of the prospectus and in the main section. We have also filed the opinion as Exhibit 8.1.

Summary

Loan Quality Update and Trends, page 12

12.	Update here and throughout to September 30, 2013 results.

We have updated the section “Loan Quality Update and Trends” to include September 30, 2013 results. We have also updated the prospectus throughout to include September 30, 2013 results.

The Rights Offering, page 15

13.	Briefly discuss the recent private placements.

We have included a new section under the caption “The Rights Offering” to describe the recent private placements of the Company.

14.	Add a Use of Proceeds section that summarizes the disclosure required by Item 504 of Regulation S-K. Expand the main section on page 34 to fully discuss the uses of the proceeds beyond capitalizing the bank. For example, are there plans or discussions about changes to lending, acquisitions, pursuit of non-banking activities, etc.

We have included a new section under the caption “The Rights Offering” entitled “Use of Proceeds” and provided a brief description of the use of proceeds as required by Item 504 of Regulation S-K. We have also expanded the main section to make clear that the primary purpose of the offering is to raise additional capital for the Company’s subsidiary bank and that there are no other presently contemplated uses of the offering proceeds beyond capitalizing the bank.

Mr. Michael Clampitt

February 3, 2014

Exhibits

15.	Please file the excluded exhibits, including the legal opinion and subscription agreement, as we may have comments.

We have filed the legality opinion, tax opinion, and rights certificate subscription form as Exhibits.

MBT has advised us that it acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve MBT from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	MBT may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter or Amendment No. 1, please contact me at (419) 321-1395, or John Skibski, Chief Financial Officer of MBT, at 734-242-1879.

Very truly yours,

/s/ Martin D. Werner

Martin D. Werner

MDW:plm

cc: John Skibski, Executive Vice President and CFO, MBT Financial Corp.